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Exhibit 99.2

Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9	Security Class 123 Holder Account Number C1234567890 XXX
Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.
	A B C	1 2 3	×	×

Form of Proxy — Annual Meeting to be held on May 5, 2004

Notes to Proxy

1.
You have the right to appoint some other person of your choice, who need not be a shareholder, to attend and act on your behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities represented by this form of proxy are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered owners should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it was mailed by Management to you.

5.
The securities represented by this proxy will be voted or withheld from voting as you direct, however, if you do not direct your vote in respect of any matter, this proxy will be voted as recommended by Management.

Proxies submitted must be received by 5:00 p.m., Toronto Time, on May 4, 2004.

THANK YOU

MR SAM SAMPLE	C1234567890	[BARCODE GRAPHIC]	+
XXX 123

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of Celestica Inc. hereby appoint: Robert L. Crandall, or failing him Stephen W. Delaney	OR	Print the name of the person you are appointing if this person is someone other than Robert L. Crandall or Stephen W. Delaney.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Celestica Inc. to be held in the Auditorium of the TSX Broadcast and Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario on May 5, 2004 at 10:00 a.m. (Toronto time) and at any adjournment thereof.

1.
Election of Directors
For	Withhold
☐	☐
2.
Appointment of Auditors
	For	Withhold
Appointment of KPMG LLP as Auditors and authorization of the Board of Directors of Celestica Inc. to fix the remuneration of the Auditors.	☐	☐

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this proxy will be voted as recommended by Management.

Signature(s)	Date — Day	Month		Year

	/		/

Quarterly Financial Statements Request

☐	Mark this box if you would like to receive Quarterly Financial Statements.

If you do not mark the box, or do not return this proxy, then it will be assumed you do NOT want to receive Quarterly Financial Statements.

C L S Q	1 F F F	999999999999	+

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Exhibit 99.2